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                                                              Filed pursuant to
                                                                 Rule 424(b)(3)
                                                                     333-192929

                      METROPOLITAN LIFE INSURANCE COMPANY

REGISTERED FIXED ACCOUNT OPTION FOR USE WITH GOLD TRACK SELECT VARIABLE ANNUITY
                                   CONTRACTS

                        SUPPLEMENT DATED APRIL 28, 2014

                   TO THE PROSPECTUS DATED DECEMBER 19, 2013

   This supplement updates information in, and should be read in conjunction with, the Prospectus dated December 19, 2013. It should be read in its entirety and kept together with your Prospectus for future reference. You can obtain a copy of the December 19, 2013 Prospectus by writing to Metropolitan Life Insurance Company, 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

   Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the applicable Prospectus.

1. The new address of MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.

2. Add the following as a new paragraph after "Cash Values" in "Registered Fixed Account Option":

SECTION 403(B) COLLATERALIZED LOANS

   If Your employer's Plan and Gold Track Select Contract permits loans, such loans will be made only from any Registered Fixed Account Option value and only up to certain limits. In that case, We credit Your Registered Fixed Account Option value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan.

   The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

   Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

3. Add the following to "Information Regarding the Contracts" in "Federal Tax Considerations".

   Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.

4. DISTRIBUTION OF THE CONTRACTS

   Delete this section in its entirety and substitute the following:

   MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the securities offered through this prospectus. MLIDC, which is Our affiliate, also acts as the principal underwriter and distributor of some of the other variable annuity contracts and variable life insurance policies We and Our affiliated companies issue. We reimburse MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to the retail broker-dealers who sell the Contracts, including Our affiliated broker-dealers.) MLIDC does not retain any fees under the Contracts.

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   MLIDC's principal executive offices are located at 1095 Avenue of the
Americas, New York, New York 10036. MLIDC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

   The Contracts are sold through MetLife licensed sales representatives who are associated with Our affiliated broker-dealers MetLife Securities, Inc. ("MSI") and New England Securities Corporation ("NES"), which are paid compensation for the promotion and sale of the Contracts. MSI and NES are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are also members of FINRA. The Contracts may also be sold through other registered broker-dealers. The Contracts may also be sold through the mail, the Internet or by telephone.

   There is no front-end sales load deducted from purchase payments to pay sales commissions. Our sales representatives must meet a minimum level of sales production in order to maintain their agent status with Us. Sales representatives can meet the minimum level of sales production through sales of proprietary and/or non-proprietary products. (Proprietary products are those issued by Us or Our affiliates.) However, sales representatives can meet a lower alternative minimum level of sales production if the sales representative focuses on sales of proprietary products. Therefore, a sales representative may have an incentive to favor the sale of proprietary products. Moreover. because the managers who supervise the representatives receive a higher level of compensation based on sales of proprietary products, these sales managers have an incentive to promote the sale of proprietary products.

   Our sales representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. With respect to the Contracts, the maximum gross dealer concession is 5% of each Purchase Payment each year the Contract is in force and, starting in the second Contract Year, is a maximum of 1.00% of the contract value each year that the Contract is in force for servicing the Contract. Gross dealer concession may also be credited when the Contract is annuitized. The amount of gross dealer concession credited upon annuitization depends on several factors, including the number of years the Contract has been in force.

   A sales representative is entitled to part or all of the gross dealer concession. The percentage to which the representative is entitled is determined by a sliding-scale formula that takes into account the total amount of proprietary and non-proprietary products sold and serviced by the representative.

   Our sales representatives and their managers may be eligible for additional cash compensation, such as bonuses and expense allowances (that may be tied to sales of specific products), equity awards (such as stock options), training allowances, supplemental compensation, product level add-ons controlled at the local and company levels, financing arrangements, special loan repayment options, marketing support, medical and other insurance benefits, and retirement benefits and other benefits. Since some of this additional compensation, in particular, life insurance, disability and retirement benefits is based primarily on the amount of proprietary products sold, Our sales representatives and their managers have an incentive to favor the sale of proprietary products. Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises. The business unit responsible for the operation of Our distribution system is also eligible to receive an amount of compensation.

   Our sales representatives and their managers may be eligible for non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional services and other support services.

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   MLIDC also pays compensation for the sale of Contracts by unaffiliated broker-dealers. The compensation paid to unaffiliated broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through MetLife representatives. (The total compensation includes payments that We make to Our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Contracts. Some firms may retain a portion of commissions. The amount that the broker-dealer passes on to its sales representatives is determined in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Sales representatives of these selling firms may also receive non-cash compensation pursuant to their firm's guidelines, directly from Us or the distributor. We and Our affiliates may also provide sales support in the form of training, sponsoring conferences, defraying expenses at vendor meetings, providing promotional literature and similar services. An unaffiliated broker-dealer or sales representatives of an unaffiliated broker-dealer may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates. Ask Your sales representative further information about what Your sales representative and the broker-dealer for which he or she works may receive in connection with Your purchase of a Contract.

   From time to time, MetLife pays organizations, associations and non-profit organizations fees to sponsor MetLife's variable annuity contracts. We may also obtain access to an organization's members to market Our variable annuity contracts. These organizations are compensated for their sponsorship of Our variable annuity contracts in various ways. Primarily, they receive a flat fee from MetLife. We also compensate these organizations by funding of their programs, scholarships, events or awards, such as a principal of the year award. We may also lease their office space or pay fees for display space at their events, purchase advertisements in their publications or reimburse or defray their expenses. In some cases, We hire organizations to perform administrative services for Us, for which they are paid a fee based upon a percentage of the account balances their members hold in the Contract. We also may retain finders and consultants to introduce MetLife to potential clients and for establishing and maintaining relationships between MetLife and various organizations. The finders and consultants are primarily paid flat fees and may be reimbursed for their expenses. We or Our affiliates may also pay duly licensed individuals associated with these organizations cash compensation for the sales of the Contracts.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

 200 PARK AVENUE
 NEW YORK, NY 10166